SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Spieker Properties, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
                         (Title of Class of Securities)

                                    848497103
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 January 5, 2001
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Stichting Pensioenfonds ABP

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2         Check the Appropriate Box if a Member of a Group
                     (a)     |_|
                     (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only
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4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    The Kingdom of the Netherlands
--------------------------------------------------------------------------------
                           7      Sole Voting Power
                                  3,667,651 shares of Common Stock
      NUMBER OF            -----------------------------------------------------
       SHARES              8      Shared Voting Power
    BENEFICIALLY                  0
      OWNED BY             -----------------------------------------------------
       EACH                9      Sole Dispositive Power
     REPORTING                    3,667,651 shares of Common Stock
       PERSON              -----------------------------------------------------
       WITH                10     Shared Dispositive Power
                                  0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          3,667,651
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions). |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   5.59%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          EP

--------------------------------------------------------------------------------



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


Item 1.   Security and Issuer

              The class of equity securities to which this statement relates is the common stock, par value $0.0001 (the "Common Stock") of Spieker Properties, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2180 Sand Hill Road, Menlo Park, CA 94025.

Item 2.   Identity and Background

              The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:

                         PRINCIPAL
   NAME                  OCCUPATION            CITIZENSHIP      BUSINESS ADDRESS
   ----                  ----------            -----------      ----------------
B. de Vries           Independent            The Netherlands    Oude Lindestraat
                      Chairman of the                           70 6411 EJ
                      Governing Board                           Heerlen
                                                                The Netherlands
P.M. Altenburg        First Vice Chairman    The Netherlands    Oude Lindestraat
                      of the Governing                          70 6411 EJ
                      Board                                     Heerlen
                                                                The Netherlands
B.H.J.J.M. Volkers    Secretary of the       The Netherlands    Oude Lindestraat
                      Governing Board                           70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.W.E. Neervens       Chairman of the        The Netherlands    Oude Lindestraat
                      Board of Directors                        70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.M.G. Frijns         Member of the Board    The Netherlands    Oude Lindestraat
                      of Directors                              70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.F. Maassen          Member of the Board    The Netherlands    Oude Lindestraat
                      of Directors                              70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.H.R. van de Poel    Member of the Board    The Netherlands    Oude Lindestraat
                      of Directors                              70 6411 EJ
                                                                Heerlen
                                                                The Netherlands

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

                         PRINCIPAL
   NAME                  OCCUPATION            CITIZENSHIP      BUSINESS ADDRESS
   ----                  ----------            -----------      ----------------
J.M.G. Frijns         Chief Investment       The Netherlands    Oude Lindestraat
                      Officer/Managing                          70 6411 EJ
                      Director                                  Heerlen
                                                                The Netherlands
A.H. Berendsen        Managing Director      The Netherlands    Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J. Mensonides         Managing Director      The Netherlands    Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands


              To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

              The funds for the purchases of Common Stock made by the Fund on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

              The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

              Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the


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

Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

              (a) The Fund is the sole beneficial owner of 3,667,651 shares of Common Stock representing 5.59% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

              (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 3,667,651 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

              (c) On November 14, 2000, the Fund purchased 25,000 shares of Common Stock at a price of $53.72. On November 30, 2000, the Fund purchased 200,000 shares of Common Stock at a price of $52.77 per share. On December 1, 2000, the Fund purchased 50,000 shares of Common Stock at a price of $52.52 per share. On December 8, 2000, the Fund purchased 75,000 shares of Common Stock at a price of $53.05 per share. On December 21, 2000, the Fund purchased 275,000 shares of Common Stock at a price of $52.25 per share. On December 27, 2000, the Fund purchased 26,000 shares of Common Stock at a price of $49.25 per share. On December 28, 2000, the Fund purchased 125,000 shares of Common Stock at a price of $49.60 per share. On January 2, 2001, the Fund sold 7,428 shares of Common Stock at a price of $50.13. On January 4, 2001, the Fund purchased 15,600 shares of Common Stock at a price of $49.88. On January 5, 2001, the Fund purchased 325,000 shares of Common Stock at a price of $48.35.

              Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

              (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

              Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option


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


arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

              Not applicable.


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


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001

                                          STICHTING PENSIOENFONDS ABP


                                          By:  /s/ R. Coomans
                                             ----------------------------------
                                             R. Coomans
                                             Authorized Signatory



                                          By:  /s/ R.M.M.J. Bauer
                                             ----------------------------------
                                             R.M.M.J. Bauer
                                             Authorized Signatory




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